Filed Pursuant to Rule 424(b)(3)
                                               File Number 333-31183-01

(A redherring appears on the left hand side of this page, rotated 90 degrees. Text follows.)

Information contained herein is subject to completion or amendment. Neither this prospectus supplement nor the accompanying prospectus shall constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

PROSPECTUS SUPPLEMENT (Subject to Completion, Issued April 13, 1998) (To Prospectus dated January 22, 1998)


                                 $150,000,000




                            Highwoods/Forsyth (logo)
                              Limited Partnership

                                 % NOTES DUE 2018
                                ---------------
                   Interest payable April 15 and October 15
                                ---------------
The Notes will mature on April 15, 2018. The Notes will be redeemable, in whole or from time to time in part, at the option of Highwoods/ Forsyth Limited Partnership (the "Operating Partnership") at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present value of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein) plus basis points, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to the date of redemption. The Notes will be represented by a global note registered in the name of a nominee of The Depository Trust Company, as depositary (the "Depositary"). Beneficial interests in the Notes will be shown on, and transfers thereof will be effected only through, records maintained by the participants of the Depositary. Except in the limited circumstances described in the Prospectus, Notes in certificated form will not be issued in exchange for the global note.
                               ---------------
SEE "RISK FACTORS" BEGINNING ON PAGE 3 IN THE ACCOMPANYING PROSPECTUS FOR A
     DISCUSSION OF CERTAIN FACTORS RELATING TO AN INVESTMENT IN THE NOTES.
                                ---------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                                ---------------
                     PRICE % AND ACCRUED INTEREST, IF ANY
                                ---------------

                                   Underwriting       Proceeds to
                     Price to     Discounts and        Operating
                    Public (1)   Commissions (2)   Partnership (1)(3)
                   ------------ ----------------- -------------------
Per Note .........       %              %                   %
Total ............ $            $                 $

---------
(1) Plus accrued interest, if any, from April , 1998.
(2) The Operating Partnership and Highwoods Properties, Inc. (the "Company") have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Operating
    Partnership estimated at $150,000.
                                ---------------
     The Notes are offered, subject to prior sale, when, as and if accepted by the Underwriters, and subject to approval of certain legal matters by Andrews & Kurth L.L.P., counsel for the Underwriters. It is expected that delivery of the Notes will be made on or about April , 1998, through the book-entry facilities of the Depositary, against payment therefor in immediately available funds.
                                ---------------
MORGAN STANLEY DEAN WITTER
     MERRILL LYNCH & CO.

         J.P. MORGAN & CO.

             NATIONSBANC MONTGOMERY SECURITIES LLC



April , 1998

     No person is authorized in connection with any offering made hereby to give any information or to make any representation other than as contained in this Prospectus Supplement and the accompanying Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Operating Partnership or by any Underwriter. This Prospectus Supplement and the accompanying Prospectus do not constitute an offer to sell or a solicitation of an offer to buy any security other than the Notes offered hereby, nor do they constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which it is unlawful to make such an offer or solicitation to such person.
                                ---------------
                               TABLE OF CONTENTS







                 Prospectus Supplement
                                                    Page
                                                   -----
    The Operating Partnership ....................  S-3
    Recent Developments ..........................  S-6
    The Properties ...............................  S-10
    Management ...................................  S-12
    Concurrent Offering ..........................  S-13
    Use of Proceeds ..............................  S-13
    Capitalization ...............................  S-14
    Selected Financial Data ......................  S-15
    Management's Discussion and Analysis of
       Financial Condition and Results of
       Operations ................................  S-18
    Description of Notes .........................  S-22
    Federal Income Tax Considerations ............  S-25
    Underwriting .................................  S-26
    Legal Matters ................................  S-26


                       Prospectus
                                                    Page
                                                   -----
    Available Information ........................    2
    Incorporation of Certain Documents by
       Reference .................................    2
    The Company and the Operating
       Partnership ...............................    3
    Risk Factors .................................    3
    Use of Proceeds ..............................    7
    Ratios of Earnings to Combined Fixed
       Charges and Preferred Stock Dividends .....    8
    Description of Debt Securities ...............    8
    Description of Preferred Stock ...............   20
    Description of Series A Preferred Shares .....   25
    Description of Series B Preferred Shares .....   26
    Description of Depositary Shares .............   26
    Description of Common Stock ..................   30
    Federal Income Tax Considerations ............   33
    Plan of Distribution .........................   43
    Experts ......................................   44
    Legal Matters ................................   45

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OFFERED HEREBY. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR, AND PURCHASE, THE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

     Unless the context otherwise requires, the terms (i) "Operating Partnership" shall mean Highwoods/Forsyth Limited Partnership and those entities owned or controlled by it and its predecessors and (ii) "Properties" shall mean the 382 office and 148 industrial (including 80 service center) properties owned by the Operating Partnership as of March 31, 1998.

     Certain matters discussed in this Prospectus Supplement, the attached Prospectus and the information incorporated by reference herein and therein, including, without limitation, strategic initiatives, may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended (the "Securities Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as such may involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company and the Operating Partnership to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause the actual results, performance or achievements of the Company and the Operating Partnership to differ materially from the Company's and the Operating Partnership's expectations are disclosed or incorporated by reference in this Prospectus Supplement and the attached Prospectus ("Cautionary Statements"), including, without limitation, those statements made in conjunction with the forward-looking statements included herein. All forward-looking statements attributable to the Company and the Operating Partnership are expressly qualified in their entirety by the Cautionary Statements.


                           THE OPERATING PARTNERSHIP

General

     The Operating Partnership is managed by its general partner, Highwoods Properties, Inc. (the "Company"), a self-administered and self-managed equity real estate investment trust ("REIT") that began operations through a predecessor in 1978. The Operating Partnership is one of the largest owners and operators of office and industrial properties in the Southeast. As of March 31, 1998, the Operating Partnership owned a diversified portfolio of 530 in-service office and industrial properties encompassing approximately 33.9 million rentable square feet located in 19 markets in North Carolina, Florida, Tennessee, Georgia, Virginia, South Carolina, Maryland and Alabama. The Properties consist of 382 office properties and 148 industrial (including 80 service center) properties and are leased to approximately 3,400 tenants. At March 31, 1998, the Properties were 93% leased. An additional 32 properties (the "Development Projects"), which will encompass approximately 3.6 million rentable square feet, are under development in North Carolina, Florida, Virginia, Tennessee, Georgia, Maryland and South Carolina. The Operating Partnership also owns 718 acres (and has agreed to purchase an additional 567 acres) of land for future development (the "Development Land"). The Development Land is zoned and available for office and/or industrial development, substantially all of which has utility infrastructure already in place.

     The Operating Partnership conducts substantially all of the Company's operations, and the Company's ownership interest in the Operating Partnership represents substantially all of the Company's assets. The Operating Partnership is controlled by the Company, as its sole general partner, which owns approximately 83% of the common partnership interests (the "Common Units") in the Operating Partnership. The remaining Common Units are owned by limited partners (including certain officers and directors of the Company). Other than Common Units held by the Company, each Common Unit may be redeemed by the holder thereof for the cash value of one share of common stock of the Company, $.01 par value (the "Common Stock"), or, at the Company's option, one share (subject to certain adjustments) of Common Stock. With each such exchange, the number of Common Units owned by the Company and, therefore, the Company's percentage interest in the Operating Partnership, will increase.

     In addition to owning the Properties, the Development Projects and the Development Land, the Operating Partnership provides leasing, property management, real estate development, construction and miscellaneous tenant services for its properties as well as for third parties. The Operating Partnership conducts its third-party fee-based services through Highwoods Tennessee Properties, Inc., a wholly owned subsidiary of the Company, and Highwoods Services, Inc., a subsidiary of the Operating Partnership.

     The Operating Partnership was formed in North Carolina in 1994. The Operating Partnership's executive offices are located at 3100 Smoketree Court, Suite 600, Raleigh, North Carolina 27604, and its telephone number is (919) 872-4924. The Operating Partnership also maintains regional offices in Winston-Salem, Greensboro and Charlotte, North Carolina; Richmond, Virginia; Baltimore, Maryland; Nashville and Memphis, Tennessee; Atlanta, Georgia; and Tampa, Boca Raton, Tallahassee and Jacksonville, Florida; and South Florida.

Operating Strategy

     The Operating Partnership believes that it will continue to benefit from the following factors:

     Diversification. Since the initial public offering (the "IPO") of the Company in 1994, the Operating Partnership has significantly reduced its dependence on any particular market, property type or tenant. At the time of the IPO, the Operating Partnership's portfolio consisted almost exclusively of office properties in the Raleigh-Durham, North Carolina area (the "Research Triangle"). The Operating Partnership's in-service portfolio has expanded from 41 North Carolina properties (40 of which were in the Research Triangle area) to 530 properties in 19 markets concentrated in the Southeast. Based on March 1998 results, approximately 30.5% of the rental revenue from the Properties was derived from properties in North Carolina (16.8% in the Research Triangle).

     In October 1997, the Operating Partnership significantly expanded its Florida operations through its business combination with Associated Capital Properties, Inc. ("ACP"). In February 1997, the Operating Partnership made a significant investment in the suburban Atlanta market with the acquisition of the Century Center Office Park and a business combination with Anderson Properties, Inc. The Operating Partnership first entered the Atlanta market as well as four markets in Florida and six other markets through its September 1996 merger with Crocker Realty Trust, Inc. ("Crocker"). Prior to its merger with Crocker, the Operating Partnership expanded into Winston-Salem/Greensboro, North Carolina (the "Piedmont Triad") and Charlotte, North Carolina through a merger with Forsyth Properties, Inc. ("Forsyth") and also completed significant business combinations in Richmond, Virginia and Nashville, Tennessee. The Operating Partnership has focused on markets that, like the Research Triangle, have strong demographic and economic characteristics. The Operating Partnership believes that its markets have the potential over the long term to provide investment returns that exceed national averages.

     The Operating Partnership's strategy has been to assemble a portfolio of properties that enables the Operating Partnership to offer buildings with a variety of cost, tenant finish and amenity choices that satisfy the facility needs of a wide range of tenants seeking commercial space. This strategy led, in part, to the Operating Partnership's combination with Forsyth in February 1995, which added industrial and service center properties (as well as additional office properties) to its suburban office portfolio. Today, based on March 1998 results, approximately 91% of the Operating Partnership's rental revenue is derived from office properties and 9% is derived from industrial properties.

     The Operating Partnership has also reduced its dependence on any particular tenant or tenants in any particular industry. Its tenants represent a diverse cross-section of the economy. As of March 31, 1998, the 20 largest tenants of the Properties represented approximately 20.7% of the combined rental revenue from the Properties, and the largest single tenant accounted for approximately 3.5% of such revenue. See "The Properties."

     Acquisition and Development Opportunities. The Operating Partnership seeks to acquire suburban office and industrial properties at prices below replacement cost that offer attractive returns, including acquisitions of underperforming, high quality properties in situations offering opportunities for the Operating Partnership to improve such properties' operating performance. The Operating Partnership will also continue to engage in the selective development of office and industrial projects, primarily in suburban business parks, and intends to focus on build-to-suit projects and projects where the Operating Partnership has identified sufficient demand. In build-to-suit development, the building is significantly pre-leased to one or more tenants prior to construction. Build-to-suit projects often foster strong long-term relationships between the Operating Partnership and the tenant, creating future development opportunities as the facility needs of the tenant increase.

     The Operating Partnership believes that it has several advantages over many of its competitors in pursuing development and acquisition opportunities. The Operating Partnership has the flexibility to fund acquisitions and development projects from numerous sources, including the private and public debt markets, proceeds from its private and public equity offerings, its $430 million aggregate amount of unsecured revolving loans, other bank and institutional borrowings and the issuance of Common Units. Frequently, the Operating Partnership acquires properties through the exchange of Common Units in the Operating Partnership for the property owner's equity in the acquired properties. As discussed above, each Common Unit received by these property owners is redeemable for cash from the Operating Partnership or, at the Company's option, shares of Common Stock. In connection with these transactions, the Operating Partnership may also assume outstanding indebtedness associated with the acquired properties. The Operating Partnership believes that this acquisition method may enable it to acquire properties at attractive prices from property owners wishing to enter into tax-deferred transactions. To date, Common Units have constituted all or part of the consideration for 239 properties comprising 16.9 million rentable square feet and only 1,200 Common Units have been redeemed for cash, totaling $35,000.

     Another advantage is the Operating Partnership's commercially zoned and unencumbered Development Land in existing business parks. The Operating Partnership owns 718 acres (and has agreed to purchase an additional 567 acres) of Development Land, substantially all of which has utility infrastructure already in place.

     The Operating Partnership's development and acquisition activities also benefit from its local market presence and knowledge. The Operating Partnership's property-level officers have on average over 18 years of real estate experience in their respective markets. Because of this experience, the Operating Partnership is in a better position to evaluate acquisition and development opportunities. In addition, the Operating Partnership's relationships with its tenants and those tenants at properties for which it conducts third-party fee based services may lead to development projects when these tenants or their affiliates seek new space. Also, its relationships with other property owners for whom it provides third-party management services generate acquisition opportunities.

     Managed Growth Strategy. The Operating Partnership's strategy has been to focus its real estate activities in markets where it believes its extensive local knowledge gives it a competitive advantage over other real estate developers and operators. As the Operating Partnership has expanded into new markets, it has continued to maintain this localized approach by combining with local real estate operators with many years of development and management experience in their respective markets. Also, in making its acquisitions, the Operating Partnership has sought to employ those property-level managers who are experienced with the real estate operations and the local market relating to the acquired properties, so that approximately three-quarters of the rentable square footage of the Properties was either developed by the Operating Partnership or is managed on a day-to-day basis by personnel that previously managed, leased and/or developed those Properties prior to their acquisition by the Operating Partnership.

     Efficient, Customer Service-Oriented Organization. The Operating Partnership provides a complete line of real estate services to its tenants and third parties. The Operating Partnership believes that its in-house development, acquisition, construction management, leasing and management services allow it to respond to the many demands of its existing and potential tenant base, and enable it to provide its tenants cost-effective services such as build-to-suit construction and space modification, including tenant improvements and expansions. In addition, the breadth of the Operating Partnership's capabilities and resources provides it with market information not generally available. The Operating Partnership believes that the operating efficiencies achieved through its fully integrated organization also provide a competitive advantage in setting its lease rates and pricing other services.

     Flexible and Conservative Capital Structure. The Operating Partnership is committed to maintaining a flexible and conservative capital structure that:
(i) allows growth through development and acquisition opportunities; (ii) provides access to the private and public equity and debt markets on favorable terms; and (iii) promotes future earnings growth.

     The Company and the Operating Partnership have demonstrated a strong and consistent ability to access the private and public equity and debt markets. Since the IPO, the Company has completed nine public offerings and two private placements of its Common Stock, one public offering of its 8 5/8% Series A Cumulative Redeemable Preferred Shares (the "Series A Preferred Shares") and one public offering of its 8% Series B Cumulative Redeemable Preferred Shares (the "Series B Preferred Shares"), raising total net proceeds of approximately $1.4 billion, which were contributed to the Operating Partnership in exchange for additional partnership interests as required under the Operating Partnership's limited partnership agreement (the "Operating Partnership Agreement"). On December 2, 1996, the Operating Partnership issued $100 million of 6 3/4% notes due December 1, 2003 and $110 million of 7% notes due December 1, 2006. On February 2, 1998, the Operating Partnership issued $125 million of 6.835% MandatOry Par Put Remarketed SecuritiesSM ("MOPPRSSM") due February 1, 2013 and $100 million of 7 1/8% notes due February 1, 2008.

     On June 24, 1997, a trust formed by the Operating Partnership sold $100 million of Excercisable Put Option Securities ("X-POS SM"), which represent fractional undivided beneficial interests in the trust. The assets of the trust consist of, among other things, $100 million of Exercisable Put Option Notes due June 15, 2011 issued by the Operating Partnership (the "Put Option Notes"). The X-POS SM bear an interest rate of 7.19% and mature on June 15, 2004, representing an effective borrowing cost of 7.09%, net of a related put option and certain interest rate protection agreement costs. Under certain circumstances, the Put Option Notes could also become subject to early maturity on June 15, 2004.

     In addition, the Operating Partnership has two unsecured revolving lines of credit aggregating $430 million (the "Revolving Loans") with a syndicate of lenders. Interest accrues on borrowings under a $280 million Revolving Loan at an average interest rate of LIBOR plus 100 basis points and under a $150 million Revolving Loan at an average interest rate of LIBOR plus 90 basis points. As of April 8, 1998, interest on the outstanding balance on the Revolving Loans was payable monthly at a weighted average interest rate of 6.67%.

                              RECENT DEVELOPMENTS

Recent Acquisitions

     Riparius Transaction. In closings on December 23, 1997 and January 8, 1998, the Operating Partnership completed an acquisition of Riparius Development Corporation in Baltimore, Maryland involving a portfolio of five office properties encompassing 369,000 square feet, two office development projects encompassing 235,000 square feet, 11 acres of development land and 101 additional acres of development land to be acquired over the next three years (the "Riparius Transaction"). As of March 31, 1998, the in-service properties acquired in the Riparius Transaction were 99% leased. The cost of the Riparius Transaction consisted of a cash payment of $43.6 million. In addition, the Operating Partnership has assumed the two office development projects with an anticipated cost of $26.2 million expected to be paid in 1998, and will pay out $23.9 million over the next three years for the 101 additional acres of development land.

     Garcia Transaction. On February 4, 1998, the Operating Partnership acquired substantially all of a portfolio consisting of 28 office properties encompassing 787,000 rentable square feet, seven service center properties encompassing 471,000 square feet and 66 acres of development land in Tampa, Florida (the "Garcia Transaction"). As of March 31, 1998, the properties acquired in the Garcia Transaction were 92% leased. The cost of the Garcia Transaction consisted of a cash payment of approximately $87 million and the assumption of approximately $24 million in secured debt.

     Other Recent Acquisitions. In addition to the properties acquired in the Garcia Transaction, the Operating Partnership acquired 12 office properties encompassing approximately 1.7 million rentable square feet for an aggregate of $230 million during the first quarter of 1998.


Pending Acquisitions

     Business Combination with J.C. Nichols Company. On December 22, 1997, the Company entered into a merger agreement (the "Merger Agreement") with J.C. Nichols Company, a publicly traded Kansas City real estate operating company ("J.C. Nichols"), pursuant to which the Company would acquire J.C. Nichols with the view that the Operating Partnership would combine its property operations with J.C. Nichols (the "J.C. Nichols Transaction"). J.C. Nichols is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, files reports and other information with the Securities and Exchange Commission.

     J.C. Nichols owns or has an ownership interest in 27 office properties encompassing approximately 1.5 million rentable square feet, 13 industrial properties encompassing approximately 337,000 square feet, 33 retail properties encompassing approximately 2.5 million rentable square feet and 16 multifamily communities with 1,816 apartment units in Kansas City, Missouri and Kansas. Additionally, J.C. Nichols has an ownership interest in 21 office properties encompassing approximately 1.3 million rentable square feet, one industrial property encompassing approximately 200,000 rentable square feet and one multifamily community with 418 apartment units in Des Moines, Iowa. As of December 31, 1997, the properties to be acquired in the J.C. Nichols Transaction were 95% leased.

     Consummation of the J.C. Nichols Transaction is subject, among other things, to the approval of 66 2/3% of the shareholders of J.C. Nichols. Under the terms of the Merger Agreement, the Company would acquire all of the outstanding common stock, $.01 par value, of J.C. Nichols ("J.C. Nichols Common Stock"). Under the Merger Agreement, J.C. Nichols shareholders may elect to receive either 1.84 shares of Common Stock or $65 in cash for each share of J.C. Nichols Common Stock. However, the cash payment to J.C. Nichols shareholders cannot exceed 40% of the total consideration and the Company may limit the amount of Common Stock issued to 75% of the total consideration. The exchange ratio is fixed and reflects the average closing price of the Common Stock over the 20 trading days preceding the effective date of the Merger Agreement. The cost of the J.C. Nichols Transaction under the Merger Agreement is approximately $570 million, including assumed debt of approximately $250 million, net of cash of approximately $65 million. The Merger Agreement provides for payment by J.C. Nichols to the Company of a termination fee and expenses of up to an aggregate of $17.2 million if J.C. Nichols enters into an acquisition proposal other than the Merger Agreement and certain other conditions are met. The failure of J.C. Nichols shareholders to approve the J.C. Nichols Transaction, however, will not trigger the payment of a termination fee, except for a fee of $2.5 million if, among other things, J.C. Nichols enters into another acquisition proposal before December 22, 1998.

     No assurance can be given that all or part of the J.C. Nichols Transaction will be consummated or that, if consummated, it will follow the terms set forth in the Merger Agreement. As of the date hereof, certain third parties have expressed an interest to J.C. Nichols and/or certain of its shareholders in purchasing all or a portion of the outstanding J.C. Nichols Common Stock at a price in excess of $65 per share. No assurance can be given that a third party will not make an offer to J.C. Nichols or its shareholders to purchase all or a portion of the outstanding J.C. Nichols Common Stock at a price in excess of $65 per share or that the board of directors of J.C. Nichols would reject any such offer. The Company and/or J.C. Nichols may terminate the Merger Agreement if the J.C. Nichols Transaction is not consummated by June 30, 1998.

     The properties to be acquired in the J.C. Nichols Transaction include the Country Club Plaza in Kansas City, which covers 15 square blocks and includes
1.0 million square feet of retail space, 1.1 million square feet of office space and 462 apartment units. As of December 31, 1997, the Country Club Plaza was approximately 96% leased. The Country Club Plaza is presently undergoing an expansion and restoration expected to add 800,000 square feet of retail, office, hotel and residential space with an estimated cost of approximately $240 million. Assuming consummation of the J.C. Nichols Transaction, the Operating Partnership intends to complete the development in the Country Club Plaza previously planned by J.C. Nichols.

     Assuming completion of the J.C. Nichols Transaction, the Company and the Operating Partnership would succeed to the interests of J.C. Nichols in a strategic alliance with Kessinger/Hunter & Company, Inc. ("Kessinger/Hunter") pursuant to which Kessinger/Hunter manages and leases the office, industrial and retail properties presently owned by J.C. Nichols in the greater Kansas City metropolitan area. J.C. Nichols currently has a 30% ownership interest in the strategic alliance with Kessinger/Hunter and has two additional options to acquire up to a 65% ownership in the strategic alliance. Assuming completion of the J.C. Nichols Transaction, the Company and the Operating Partnership would also succeed to the interests of J.C. Nichols in a strategic alliance with R&R Investors, Ltd. ("R&R") pursuant to which R&R manages and leases the properties in which J.C. Nichols has an ownership interest in Des Moines. J.C. Nichols has an ownership interest of 50% or more in each of the Des Moines properties with R&R or its principal.

     Assuming completion of the J.C. Nichols Transaction, J.C. Nichols would retain its name and operate as a division, Barrett Brady, president and chief executive officer of J.C. Nichols, would become a senior vice president of the Operating Partnership responsible for its Midwest operations and approximately 100 employees of J.C. Nichols would be expected to join the Operating Partnership. In addition, the Company would expand its board of directors to include one independent director selected by J.C. Nichols.

     Easton-Babcock Transaction. The Operating Partnership has entered into an agreement with The Easton-Babcock Companies, a real estate operating company in Miami, Florida ("Easton-Babcock"), pursuant to which the Operating Partnership will combine its property operations with Easton-Babcock and acquire a portfolio of 11 industrial properties encompassing 1.8 million rentable square feet, three office properties encompassing 197,000 rentable square feet and 110 acres of land for development, of which 88 acres will be acquired over a three-year period (the "Easton-Babcock Transaction"). As of December 31, 1997, the industrial properties to be acquired in the Easton-Babcock Transaction were 88% leased and the office properties to be acquired in the Easton-Babcock Transaction were 50% leased. The cost of the Easton-Babcock Transaction is $143 million and will consist of an undetermined combination of the issuance of Common Units, the assumption of mortgage debt and a cash payment. Also in connection with the Easton-Babcock Transaction, the Company will issue to certain affiliates of Easton-Babcock warrants to purchase 926,000 shares of Common Stock at $35.50 per share. Although the Easton-Babcock Transaction is expected to close by May 15, 1998, no assurance can be given that all or part of the transaction will be consummated.

     Other Acquisition Activity. The Company's investment committee continually evaluates potential acquisition opportunities in both its existing markets and in new markets. Accordingly, at any particular time, the Operating Partnership is likely to be involved in negotiations (at various stages) to acquire one or more properties or portfolios.

Financing Activities and Liquidity

     Set forth below is a summary description of the recent financing activities of the Company and the Operating Partnership:

     Concurrent Offering. At or about the time of this Offering, the Company is offering 4,000,000 Depositary Shares each representing 1/10 of a share of the Company's Series D Cumulative Redeemable Preferred Shares (the "Concurrent Offering"). The closing of this Offering is not conditioned upon the closing of the Concurrent Offering. See "Concurrent Offering."

     March 1998 Offering. On March 30, 1998, the Company sold 428,572 shares of Common Stock in an underwritten public offering (the "March 1998 Offering") for net proceeds of approximately $14.2 million. The net proceeds of the March 1998 Offering were contributed to the Operating Partnership in exchange for Common Units.

     February 1998 Common Stock Offerings. On February 12, 1998, the Company sold an aggregate of 1,553,604 shares of Common Stock in two underwritten public offerings (the "February 1998 Common Stock Offerings") for net proceeds of approximately $51.2 million. The net proceeds of the February 1998 Common Stock Offerings were contributed to the Operating Partnership in exchange for Common Units.

     February 1998 Debt Offering. On February 2, 1998, the Operating Partnership sold $125 million of 6.835% MOPPRSSM due February 1, 2013 and $100 million of 7 1/8% notes due February 1, 2008 (the "February 1998 Debt Offering").

     January 1998 Offering. On January 27, 1998, the Company sold 2,000,000 shares of Common Stock in an underwritten public offering (the "January 1998 Offering") for net proceeds of approximately $68.2 million. The net proceeds of the January 1998 Offering were contributed to the Operating Partnership in exchange for Common Units.

     Assuming completion of the January 1998 Offering, the February 1998 Debt Offering, the February 1998 Common Stock Offerings, the March 1998 Offering, the Concurrent Offering and this Offering, the Operating Partnership's pro forma debt as of December 31, 1997 would have totaled $1.1 billion and would have represented 28.4% of total market capitalization. The Operating Partnership's pro forma fixed charge coverage ratio for the year ended December 31, 1997 would have equaled 2.49x.

     Recent Development Activity
     The Operating Partnership has 32 properties under development in 11 markets totaling approximately 3.6 million rentable square feet. The following table summarizes these Development Projects:



                                                             Rentable    Estimated    Cost at   Pre-Leasing   Estimated
                Name                        Location       Square Feet     Costs     12/31/97   Percentage*   Completion
-----------------------------------   ------------------- ------------- ----------- ---------- ------------- -----------
                                                                    (dollars in thousands)
    Office Properties:
    Ridgefield III                    Asheville                57,000   $  5,485     $ 1,638         26%        2Q98
    2400 Century Center               Atlanta                 135,000     16,195       6,527         --         2Q98
    10 Glenlakes                      Atlanta                 254,000     35,135       3,360         --         4Q98
    Automatic Data Processing         Baltimore               110,000     12,400       3,367        100         3Q98
    Riparius Center at Owings
      Mills                           Baltimore               125,000     13,800       2,393         --         2Q99
    BB&T**                            Greenville               70,908      5,851       4,703        100         2Q98
    Patewood VI                       Greenville              107,000     11,360       5,202         15         2Q98
    Colonnade                         Memphis                  89,000      9,400       5,592         93         2Q98
    Southwind C                       Memphis                  73,703      7,657       1,245         67         4Q98
    Harpeth V                         Nashville                65,300      6,900       3,108         66         2Q98
    Lakeview Ridge II                 Nashville                61,300      6,000       2,879         79         2Q98
    Southpointe                       Nashville               103,700     10,878       4,254         61         2Q98
    Caterpillar Financial Center      Nashville               313,000     54,000          --         62         1Q00
    CNA                               Orlando                 180,000     24,408          --         95         1Q99
    Hard Rock                         Orlando                  63,000      7,000          --        100         4Q98
    Concourse Center One              Piedmont Triad           85,500      8,415          --         --         1Q99
    RMIC                              Piedmont Triad           90,000      7,650       3,971        100         2Q98
    ClinTrials Research               Research Triangle       178,000     21,490      12,034        100         2Q98
    Situs II                          Research Triangle        59,300      5,857       1,218         --         2Q98
    Highwoods Centre                  Research Triangle        76,000      8,327         960         36         3Q98
    Overlook                          Research Triangle        97,000     10,307       1,083         --         4Q98
    Red Oak                           Research Triangle        65,000      6,394         568         --         3Q98
    Markel-American                   Richmond                106,200     10,650       5,226         55         2Q98
    Highwoods V                       Richmond                 67,200      6,620       1,096        100         2Q98
    Interstate Corporate Center**     Tampa                   309,000     15,600       7,040         26         4Q98
    Intermedia (Sabal) Phase I        Tampa                   120,500     12,500       1,331        100         4Q98
    Intermedia (Sabal) Phase II       Tampa                   120,500     13,000         662        100         1Q00
                                                              -------   --------     -------        ---
      Office Total or Weighted
       Average                                              3,182,111   $353,279     $79,457         52%
                                                            =========   ========     =======        ===
    Industrial Properties:
    Chastain II & III                 Atlanta                 122,000   $  4,686     $ 1,359         14%        3Q98
    Tradeport 1                       Atlanta                  87,000      3,070       1,608         --         2Q98
    Tradeport 2                       Atlanta                  87,000      3,070       1,608         --         2Q98
    Air Park South Warehouse I        Piedmont Triad          100,000      2,929         545         80         2Q98
                                                            ---------   --------     -------        ---
      Industrial Total or
       Weighted Average                                       396,000   $ 13,755     $ 5,120         25%
                                                            =========   ========     =======        ===
      Total or Weighted
       Average of all
       Development Projects                                 3,578,111   $367,034     $84,577         49%
                                                            =========   ========     =======        ===
    Summary By Estimated
      Completion Date:
      Second Quarter 1998                                   1,463,908   $133,405     $61,209         56%
      Third Quarter 1998                                      373,000     31,807       6,254         41
      Fourth Quarter 1998                                     917,203     88,199      14,059         34
      First Quarter 1999                                      265,500     32,823          --         64
      Second Quarter 1999                                     125,000     13,800       2,393          0
      First Quarter 2000                                      433,500     67,000         662         73
                                                            ---------   --------     -------        ---
                                                            3,578,111   $367,034     $84,577         49%
                                                            =========   ========     =======        ===

---------
* Includes letters of intent
** Redevelopment projects

                                THE PROPERTIES

General

     As of March 31, 1998, the Operating Partnership owned 382 office properties and 148 industrial properties, which are located in 19 markets concentrated in the Southeast. The office properties are generally mid-rise and single-story suburban office buildings. The industrial properties include 68 warehouse and bulk distribution facilities and 80 service center properties. The service center properties have varying amounts of office finish (usually at least 33%) and their rents vary accordingly. The service center properties are suitable for office, retail, light industrial and warehouse uses. In the aggregate, management developed 174 of the 530 Properties.

     The following table sets forth certain information about the Properties at March 31, 1998 in each of the Operating Partnership's 19 markets:



                               Office       Industrial        Total
                             Properties   Properties (1)   Properties
                            ------------ ---------------- ------------
Research Triangle, NC .....       71              4             75
Tampa, FL .................       70              7             77
Atlanta, GA ...............       42             32             74
South Florida .............       28             --             28
Piedmont Triad, NC ........       34             79            113
Orlando, FL ...............       32             --             32
Nashville, TN .............       15              3             18
Charlotte, NC .............       17             16             33
Richmond, VA ..............       21              3             24
Jacksonville, FL ..........       16             --             16
Greenville, SC ............        8              2             10
Memphis, TN ...............        9             --              9
Tallahassee, FL ...........        2             --              2
Baltimore, MD .............        5             --              5
Columbia, SC ..............        7             --              7
Norfolk, VA ...............        2              1              3
Birmingham, AL ............        1             --              1
Asheville, NC .............        1              1              2
Ft. Myers, FL .............        1             --              1
                                  --             --            ---
                                 382            148            530
                                 ===            ===            ===



                                           Percent of
                              Rentable       Total        Annualized       Percent of
                               Square       Rentable        Rental      Total Annualized
                                Feet      Square Feet    Revenue (2)     Rental Revenue
                            ------------ ------------- --------------- -----------------
Research Triangle, NC .....   4,909,451       14.4%     $ 69,576,588          16.8%
Tampa, FL .................   4,242,452       12.5        55,962,803          13.6
Atlanta, GA ...............   5,414,485       15.9        51,222,518          12.4
South Florida .............   2,447,644        7.2        38,564,620           9.3
Piedmont Triad, NC ........   4,738,992       14.0        37,298,120           9.0
Orlando, FL ...............   2,445,640        7.2        32,078,725           7.8
Nashville, TN .............   1,821,485        5.4        28,011,769           6.8
Charlotte, NC .............   1,621,590        4.8        17,922,356           4.3
Richmond, VA ..............   1,467,919        4.3        17,554,560           4.3
Jacksonville, FL ..........   1,465,139        4.3        17,288,162           4.2
Greenville, SC ............   1,001,641        3.0        12,159,236           2.9
Memphis, TN ...............     606,549        1.8        11,008,093           2.7
Tallahassee, FL ...........     402,432        1.2         6,490,401           1.6
Baltimore, MD .............     364,434        1.1         5,848,624           1.4
Columbia, SC ..............     423,738        1.2         5,581,556           1.4
Norfolk, VA ...............     265,857        0.8         2,829,126           0.7
Birmingham, AL ............     115,289        0.3         1,820,320           0.4
Asheville, NC .............     124,177        0.4         1,211,119           0.3
Ft. Myers, FL .............      51,831        0.2           580,143           0.1
                              ---------      -----      ------------         -----
                             33,930,745      100.0%     $413,008,839         100.0%
                             ==========      =====      ============         =====


                                                   Office Properties     Industrial Properties (1)     Total or Weighted Average
                                                  -------------------   ---------------------------   --------------------------
 Total Annualized Rental Revenue (2) ..........       $375,622,382              $37,386,457                 $ 413,008,839
 Total rentable square feet ...................         26,501,250                7,429,495                    33,930,745
 Percent leased ...............................                 94%(3)                   90%(4)                        93%
 Weighted average age (years) .................               13.0(5)                  12.0                           12.8

---------
(1) Includes 80 service center properties.
(2) Annualized Rental Revenue is March 1998 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.
(3) Includes 61 single-tenant properties comprising 4.5 million rentable square feet and 378,000 rentable square feet leased but not occupied.
(4) Includes 26 single-tenant properties comprising 1.7 million rentable square feet and 27,000 rentable square feet leased but not occupied.
(5) Excludes the Comeau Building, which is a historical building constructed in 1926 and renovated in 1996.

Tenants
     As of March 31, 1998, the Properties were leased to approximately 3,400 tenants, which engage in a wide variety of businesses. The following table sets forth information concerning the 20 largest tenants of the Properties as of March 31, 1998:


                                                                                    Percent of Total
                                                     Number        Annualized          Annualized
Tenant                                             of Leases   Rental Revenue (1)    Rental Revenue
------------------------------------------------- ----------- -------------------- -----------------
 1. IBM .........................................      14          $14,518,703             3.5%
 2. Federal Government ..........................      46           12,352,828             3.0
 3. AT&T ........................................      17            7,166,637             1.7
 4. Bell South ..................................      46            6,424,869             1.6
 5. State of Florida ............................      25            5,182,884             1.3
 6. Northern Telecom Inc. .......................       3            5,047,118             1.2
 7. Travelers ...................................       8            3,254,587             0.8
 8. GTE .........................................       8            3,221,681             0.8
 9. NationsBank .................................      21            3,176,750             0.8
10. First Citizens Bank & Trust .................       8            2,928,048             0.7
11. Prudential ..................................      15            2,661,152             0.6
12. MCI .........................................      11            2,572,753             0.6
13. First Union .................................       6            2,436,636             0.6
14. Jacobs-Sirrene Engineers, Inc. ..............       1            2,235,550             0.5
15. Blue Cross & Blue Shield of North Carolina ..       7            2,132,716             0.5
16. International Paper .........................       7            2,032,312             0.5
17. Price Waterhouse ............................       3            2,002,357             0.5
18. US Airways ..................................       2            1,963,566             0.5
19. H.I.P. Health Plan of Florida ...............       2            1,913,005             0.5
20. The Martin Agency, Inc. .....................       1            1,882,327             0.5
                                                       --          -----------            ----
    Total .......................................     251          $85,106,479            20.7%
                                                      ===          ===========            ====

---------
(1) Annualized Rental Revenue is March 1998 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.


Lease Expirations of the Properties
     The following table sets forth scheduled lease expirations for leases in place at the Properties as of March 31, 1998, for each of the next 10 years beginning with the year ended December 31, 1998, assuming no tenant exercises renewal options or is terminated due to default:



                                           Rentable     Percentage of                      Percentage of
                                         Square Feet     Total Leased      Annualized     Total Annualized
                               Number     Subject to     Square Feet     Rental Revenue    Rental Revenue
                             of Leases     Expiring     Represented by   Under Expiring    Represented by
Lease Expiring                Expiring      Leases     Expiring Leases     Leases (1)     Expiring Leases
--------------------------- ----------- ------------- ----------------- ---------------- -----------------
Remainder of 1998 .........    1,007      4,864,506          15.5%        $ 58,923,038          14.3%
 1999 .....................      882      4,832,313          15.4           59,205,972          14.3
 2000 .....................      896      5,129,412          16.3           66,946,120          16.2
 2001 .....................      580      4,164,396          13.3           58,357,593          14.1
 2002 .....................      546      4,706,635          15.0           60,104,836          14.6
 2003 .....................      182      1,943,569           6.2           26,788,805           6.5
 2004 .....................       72      1,272,910           4.1           18,968,526           4.6
 2005 .....................       56        985,574           3.1           13,680,979           3.3
 2006 .....................       37      1,204,327           3.8           16,066,677           3.9
 2007 .....................       22        558,454           1.8            8,984,556           2.2
Thereafter ................       40      1,738,512           5.5           24,981,737           6.0
                               -----      ---------         -----         ------------         -----
 Total ....................    4,320     31,400,608         100.0%        $413,008,839         100.0%
                               =====     ==========         =====         ============         =====

---------
 (1) Annualized Rental Revenue is March 1998 rental revenue (base rent plus operating expense pass throughs) multiplied by 12.

                                   MANAGEMENT

     The following table sets forth certain information with respect to the directors and executive officers of the Company, the general partner of the Operating Partnership:



Name                       Age   Principal Occupations and Other Directorships
-------------------------- ----- -----------------------------------------------------------------------------------
                           59    Director and Chairman of the Board of Directors. Mr. Sloan is a founder of the
  O. Temple Sloan, Jr.
                                 predecessor of the Company. Mr. Sloan is a director of NationsBank, N.A.
                                 Mr. Sloan also serves as chairman of General Parts, Inc., a nationwide distributor of automobile replacement parts, which he founded.
  Ronald P. Gibson         53    Director, President and Chief Executive Officer. Mr. Gibson is a founder of the
                                 Company and has served as president or managing partner of its predecessor since its formation in 1978.
  John L. Turner           51    Director, Vice Chairman of the Board of Directors and Chief Investment Officer.
                                 Mr. Turner co-founded Forsyth's predecessor in 1975.
  John W. Eakin            43    Director and Senior Vice President. Mr. Eakin is responsible for operations in
                                 Tennessee and Alabama. Mr. Eakin was the founder and president of Eakin &
                                 Smith, Inc. prior to its merger with the Company.
  Gene H. Anderson         52    Director and Senior Vice President. Mr. Anderson manages the operations of the
                                 Company's Georgia properties. Mr. Anderson was the founder and president of
                                 Anderson Properties, Inc. prior to its merger with the Company.
  William T. Wilson III    44    Director. Mr. Wilson served as executive vice president of the Company from
                                 February 1995 until June 1997. Mr Wilson joined Forsyth in 1982 and served as its president from 1993 until its merger with the Company.
  Thomas W. Adler          57    Director. Mr. Adler is a principal of Cleveland Real Estate Partners, a fee-based real estate service company. Mr. Adler has served as a member of the executive committee and board of governors of the National Association of Real Estate
                                 Investment Trusts ("NAREIT") and he was national president in 1990 of the
                                 Society of Industrial and Office Realtors.
  William E. Graham, Jr.   68    Director. Mr. Graham is a lawyer in private practice with the firm of Hunton &
                                 Williams. Mr. Graham was a board member, vice chairman and general counsel of Carolina Power & Light Company. Mr. Graham serves on the Raleigh board of directors of NationsBank and the board of directors of BB&T Mutual Funds
                                 Group.
  L. Glenn Orr, Jr.        57    Director. Mr. Orr is a director of Southern National Corporation and was its chairman of the board of directors, president and chief executive officer prior to its merger with Branch Banking and Trust.
  Willard H. Smith Jr.     61    Director. Mr. Smith was a managing director of Merrill Lynch. Mr. Smith is a member of the board of directors of Cohen & Steers Realty Shares, Cohen &
                                 Steers Realty Income Fund, Cohen & Steers Special Equity Fund, Inc., Cohen &
                                 Steers Total Return Realty Fund, Cohen & Steers Equity Income Fund, Essex
                                 Property Trust, Inc., Realty Income Corporation and Willis Lease Financial
                                 Corporation.
  Stephen Timko            69    Director. Mr. Timko joined the Board of Directors in February 1995 in connection with the Company's acquisition of Research Commons. He has served as associate vice president of financial affairs for Temple University.

Name                     Age   Principal Occupations and Other Directorships
------------------------ ----- ------------------------------------------------------------------------------------
  Edward J. Fritsch      39    Executive Vice President, Chief Operating Officer and Secretary. Mr. Fritsch is
                               responsible for operations in North Carolina, Georgia, Virginia and South
                               Carolina. Mr. Fritsch joined the Company in 1982.
  James R. Heistand      46    Senior Vice President, Mr. Heistand is responsible for operations in Florida and is an advisory member of the Company's investment committee. Mr. Heistand is expected to join the Company's Board of Directors and become a voting member of the investment committee this year. Mr. Heistand was the founder and president of ACP prior to its merger this year with the Company.
  Carman J. Liuzzo       37    Vice President, Chief Financial Officer and Treasurer. Prior to joining the
                               Company, Mr. Liuzzo was vice president and chief accounting officer for
                               Boddie-Noell Enterprises, Inc. and Boddie-Noell Restaurant Properties, Inc.
                               Mr. Liuzzo is a certified public accountant.
  Mack D. Pridgen, III   48    Vice President and General Counsel. Prior to joining the Company, Mr. Pridgen was a partner with Smith Helms Mulliss & Moore, L.L.P.

                              CONCURRENT OFFERING

     At or about the time of this Offering, the Company is offering 4,000,000 Depositary Shares (the "Depositary Shares") each representing 1/10 of a share of the Company's Series D Cumulative Redeemable Preferred Shares, par value $.01 per share (the "Series D Preferred Shares"). The dividend rate on the Series D Preferred Shares will be determined at pricing. Dividends on the Series D Preferred Shares will be payable quarterly on or about the last day of January, April, July and October of each year, commencing on July 31, 1998. The Series D Preferred Shares and the Depositary Shares representing such Series D Preferred Shares are not redeemable prior to five years after their date of issuance. The Series D Preferred Shares are thereafter subject to redemption by the Company, in whole or in part, at a redemption price of $250 per share (equivalent to $25 per Depositary Share), plus accrued and unpaid dividends, if any, thereon. The redemption price (other than the portion thereof consisting of accrued and unpaid dividends) is payable solely out of the sale proceeds of other capital stock of the Company, which may include other series of preferred stock, and from no other source.

     With respect to the payment of dividends and amounts upon liquidation, the Series D Preferred Shares will rank pari passu with the Series A and Series B Preferred Shares and any other equity securities of the Company the terms of which provide that such equity securities rank on a parity with the Series D Preferred Shares and rank senior to the Common Stock and any other equity securities of the Company that by their terms rank junior to the Series D Preferred Shares. Dividends on the Series D Preferred Shares will accrue whether or not the Company has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. The Series D Preferred Shares have a liquidation preference of $250 per share (equivalent to $25 per Depositary Share), plus an amount equal to any accrued and unpaid dividends.

     The preceding discussion of the Depositary Shares is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Company's prospectus supplement regarding the Concurrent Offering to be filed with the Securities and Exchange Commission pursuant to Rule 424(b) of the Securities Act.


                                USE OF PROCEEDS

     The net cash proceeds to the Operating Partnership of the Notes offered hereby are expected to be approximately $148.5 million. The Operating Partnership intends to use the net proceeds of the Offering, together with the net proceeds from the Concurrent Offering, to pay down approximately $238 million of indebtedness currently outstanding on its Revolving Loans and to pay approximately $7 million to settle a treasury lock agreement. As of April 8, 1998, approximately $321 million of indebtedness was outstanding on the Revolving Loans, which bore interest at a weighted average rate of 6.67%. An affiliate of NationsBanc Montgomery Securities LLC, one of the Underwriters, is a lender and agent under the Revolving Loans and will receive a portion of the proceeds of the Offering and the Concurrent Offering. See "Underwriting."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Operating Partnership as of December 31, 1997 and on a pro forma basis assuming that each of the following occurred as of December 31, 1997: (i) the issuance and sale of the Notes and the application of the net proceeds therefrom as described under "Use of Proceeds," (ii) the Concurrent Offering, (iii) the January 1998 Offering, (iv) the February 1998 Debt Offering, (v) the February 1998 Common Stock Offerings and (vi) the March 1998 Offering. The capitalization table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included and incorporated by reference herein and the Operating Partnership's financial statements and notes thereto incorporated by reference herein.



                                                            December 31, 1997
                                                       ---------------------------
                                                        Historical      Pro Forma
                                                       ------------   ------------
                                                             (in thousands)
Debt:
 Revolving Loans ...................................    $  314,500     $       --
 Mortgage notes ....................................       354,058        378,058
 6 3/4% Notes due 2003 .............................       100,000        100,000
 7% Notes due 2006 .................................       110,000        110,000
 Exercisable Put Option Notes due 2011 (1) .........       100,000        100,000
 7 1/8% Notes due 2008 .............................            --        100,000
 6.835% MOPPRSSM due 2013 ..........................            --        125,000
 % Notes due 2018 ..................................            --        150,000
                                                        ----------     ----------
   Total debt ......................................       978,558      1,063,058
                                                        ----------     ----------
Redeemable Common Units:
 Class A Common Units ..............................       381,631        381,631
 Class B Common Units (2) ..........................         6,974          6,974
Partners' Capital:
 Series A Preferred Units ..........................       121,809        121,809
 Series B Preferred Units ..........................       166,346        166,346
 Series D Preferred Units ..........................            --         96,700
 General Partner Common Units ......................         9,997         11,333
 Limited Partners Common Units .....................       989,773      1,122,037
                                                        ----------     ----------
   Total capitalization ............................    $2,655,088     $2,969,888
                                                        ==========     ==========
Cash and cash equivalents ..........................    $   18,157     $  215,177
                                                        ==========     ==========

---------
 (1) On June 24, 1997, a trust formed by the Operating Partnership sold $100 million of X-POS(SM), which represent fractional undivided beneficial interests in the trust. The assets of the trust consist of, among other things, $100 million of the Put Option Notes. The X-POS(SM) bear an interest rate of 7.19% and mature on June 15, 2004, representing an effective borrowing cost of 7.09%, net of a related put option and certain interest rate protection agreement costs. Under certain circumstances, the Put
    Option Notes could also become subject to early maturity on June 15, 2004.


 (2) Class B Common Units differ from other Common Units in that they are not eligible for cash distribution from the Operating Partnership. The outstanding Class B Common Units will convert to regular Class A Common Units in 25% annual installments commencing one year from the date of issuance. Prior to such conversion, such Common Units will not be redeemable for cash or Common Stock.

                            SELECTED FINANCIAL DATA

     The following table sets forth selected financial and operating data for the Operating Partnership on a historical and a pro forma basis. The pro forma operating data for the year ended December 31, 1997 has been derived by the application of pro forma adjustments to the Operating Partnership's audited consolidated financial statements incorporated herein by reference and assumes that the following transactions all occurred as of January 1, 1997: (i) the acquisition of Century Center Office Park and an affiliated property portfolio,
(ii) the merger with Anderson Properties, Inc. and its affiliates, (iii) the issuance of 125,000 Series A Preferred Shares, (iv) the issuance of the X-POS(SM), (v) the issuance of 1,800,000 shares of Common Stock in August 1997,
(vi) the merger with ACP, (vii) the issuance of 8,500,000 shares of Common Stock in October 1997, (viii) the issuance of 6,900,000 Series B Preferred Shares, (ix) the Selected Fourth Quarter 1997 Transactions (as defined herein),
(x) the Garcia Transaction, (xi) the January 1998 Common Stock Offering, (xii) the February 1998 Debt Offering, (xiii) the February 1998 Common Stock Offerings, (xiv) the March 1998 Offering, (xv) the Concurrent Offering and
(xvi) this Offering. The pro forma balance sheet as of December 31, 1997 assumes that the Garcia Transaction, the January 1998 Offering, the February 1998 Debt Offering, the February 1998 Common Stock Offerings, the March 1998 Offering, the Concurrent Offering and this Offering all occurred as of December 31, 1997. The pro forma financial information is unaudited and is not necessarily indicative of what the financial position and results of operations of the Operating Partnership would have been as of and for the periods indicated, nor does it purport to represent the future financial position and results of operations for future periods.

     "Selected Fourth Quarter 1997 Transactions" include the Riparius Transaction and the following property acquisitions: (i) Winners Circle in Nashville, TN; (ii) the Shelton portfolio in the Piedmont Triad; (iii) NationsBank Plaza in Greenville, SC; (iv) Exchange Plaza in Atlanta, GA; (v) Cypress West in Tampa, FL; (vi) Marnier Square in Tampa, FL; (vii) Zurn in Tampa, FL; and (viii) Avion in Ft. Lauderdale, FL.

     The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included and incorporated by reference herein and the Operating Partnership's financial statements and notes thereto incorporated by reference herein.

                                                                Pro forma
                                                                                 Year Ended     Year Ended     Year Ended
                                                                Year Ended      December 31,   December 31,   December 31,
                                                            December 31, 1997       1997           1996           1995
                                                           ------------------- -------------- -------------- -------------
                                                                               (dollars in thousands)
Operating Data:
 Total revenue ...........................................     $   361,773      $   273,165    $   132,302    $   73,522
 Rental property operating expenses (1) ..................         113,801           76,743         33,657        17,049
 General and administrative ..............................          10,216           10,216          5,636         2,737
 Interest expense ........................................          63,886           47,394         25,230        13,720
 Depreciation and amortization ...........................          60,363           47,260         21,105        11,082
                                                               -----------      -----------    -----------    ----------
 Income before extraordinary item ........................         113,507           91,552         46,674        28,934
 Extraordinary item-loss on early extinguishment of debt .          (6,945)          (6,945)        (2,432)       (1,068)
                                                               -----------      -----------    -----------    ----------
 Net income ..............................................         106,562           84,607         44,242        27,866
 Dividends on preferred units ............................         (32,581)         (13,117)            --            --
                                                               -----------      -----------    -----------    ----------
 Net income available for Common Units ...................     $    73,981      $    71,490    $    44,242    $   27,866
                                                               -----------      -----------    -----------    ----------
Balance Sheet Data
 (at end of period):
 Real estate, net of accumulated depreciation ............     $ 2,712,211      $ 2,601,211    $ 1,364,606    $  593,066
 Total assets ............................................       3,025,170        2,707,240      1,429,488       621,134
 Total mortgages and notes payable .......................       1,063,058          978,558        555,876       182,736
Other Data:
 FFO(2) ..................................................         141,289          125,695         68,179        40,016
 Cash flow provided by (used in) (3) .....................
  Operating activities ...................................         168,796          127,346         69,878        43,169
  Investing activities ...................................        (609,229)        (523,256)      (486,626)     (136,032)
  Financing activities ...................................         681,938          394,108        420,528        93,443
 EBIDA (4) ...............................................         237,756          186,206         93,009        53,736
 Ratio of earnings to combined fixed charges and
  preferred unit dividends (5) ...........................            1.71x            2.05x          2.55x         3.11x
 Ratio of FFO before fixed charges to fixed charges (6) ..            3.31x            3.78x          3.92x         4.31x
 Number of in-service properties .........................             530              481            292           191
 Total rentable square feet ..............................      33,931,000       30,721,000     17,455,000     9,215,000

---------
 (1) Rental property operating expenses include salaries, real estate taxes, insurance, repairs and maintenance, property management, security, utilities, leasing, development and construction expenses.

 (2) Funds From Operations ("FFO") is defined as net income, computed in accordance with generally accepted accounting principles ("GAAP"), excluding gains (losses) from debt restructuring and sales of property, plus depreciation and amortization and after adjustments for unconsolidated partnerships and joint ventures. Management generally considers FFO to be a useful financial performance measurement because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate its ability to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent net income or cash flows from operating, investing or financing activities as defined by GAAP. It should not be considered as an alternative to net income as an indicator of the Operating Partnership's operating performance or to cash flows as a measure of liquidity. FFO does not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to partners. Further, funds from operations statistics as disclosed by other REITs may not be comparable to the Operating Partnership's calculation of FFO.

 (3) Reflects the Operating Partnership's cash flows and pro forma cash flows from operating, investing and financing activities. Pro forma cash flows from operating activities represents net income plus depreciation of rental properties and amortization of deferred expenses, line of credit fees and the cost of unwinding certain interest rate swap agreements. There are no pro forma adjustments for changes in working capital items. This pro forma cash flow data is not necessarily indicative of what actual cash flows would have been assuming the transactions described in the introduction to the table had been completed as of the beginning of the period presented, nor does it purport to represent cash flows from operating, investing and financing activities for future periods.

 (4) EBIDA means earnings before interest expense, depreciation and amortization. EBIDA is computed as income before extraordinary item plus interest expense, depreciation and amortization. The Operating Partnership believes that in addition to cash flows and net income, EBIDA is a useful financial performance measurement for assessing its operating performance because, together with net income and cash flows, EBIDA provides investors with an additional basis to evaluate its ability to incur and service debt and to fund acquisitions and other capital expenditures. To evaluate EBIDA and the trends it depicts, the components of EBIDA, such as rental revenues, rental expenses, real estate taxes and general and administrative expenses, should be considered. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein and incorporated by reference in the accompanying Prospectus. Excluded from EBIDA are financing costs such as interest as well as depreciation and amortization, each of which can significantly affect the Operating Partnership's results of operations and liquidity and should be considered in evaluating its operating performance. Further, EBIDA does not represent net income or cash flows from operating, financing and investing activities as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the Operating Partnership's operating performance or to cash flows as a measure of liquidity.

 (5) The ratio of earnings to combined fixed charges and preferred unit dividends is computed as income from operations before extraordinary items plus fixed charges (excluding capitalized interest) divided by fixed charges and preferred unit dividends. Fixed charges and preferred unit dividends consist of interest costs, including amortization of debt discount and deferred financing fees, whether capitalized or expensed, the interest component of rental expense, plus any dividends on outstanding preferred units.

 (6) The ratio of FFO before fixed charges to fixed charges is calculated as FFO plus fixed charges (consisting primarily of interest expense), excluding amortization of debt discount and deferred financing fees divided by fixed charges. The Operating Partnership believes that in addition to the ratio of earnings to fixed charges, this ratio provides a useful measure of its ability to service its debt because of the exclusion of non-cash items such as depreciation and amortization from the definition of FFO. This ratio differs from a GAAP-based ratio of earnings to fixed charges and should not be considered as an alternative to that ratio. Further, funds from operations statistics as disclosed by other REITs may not be comparable to the Operating Partnership's calculation of FFO.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

     Revenue from rental operations increased $140.9 million, or 111.8%, from $126.0 million in 1996 to $266.9 million in 1997. The increase is primarily a result of revenue from newly acquired and developed properties as well as acquisitions completed in 1996 which only contributed partially in 1996. Interest and other income decreased 1.6% from $6.3 million in 1996 to $6.2 million in 1997. Lease termination fees and third-party income accounted for a majority of such income in 1997 while excess cash invested in 1996 from two offerings of Common Stock during the summer of 1996 raising total net proceeds of approximately $293 million accounted for a majority of such income in 1996.

     Rental operating expenses increased $43.0 million, or 127.6%, from $33.7 million in 1996 to $76.7 million in 1997. The increase is due to the net addition of 13.3 million square feet to the in-service portfolio in 1997 as well as acquisitions completed in 1996 which only contributed partially in 1996. Rental expenses as a percentage of related rental revenues increased from 26.7% for the year ended December 31, 1996 to 28.7% for the year ended December 31, 1997. The increase is a result of an increase in the percentage of office properties in the portfolio which have fewer "triple net" leases.

     Depreciation and amortization for the years ended December 31, 1997 and 1996 was $47.3 million and $21.1 million, respectively. The increase of $26.2 million, or 124.2%, is due to an average increase in depreciable assets of 103.5%. Interest expense increased 88.1%, or $22.2 million, from $25.2 million in 1996 to $47.4 million in 1997. The increase is attributable to the increase in outstanding debt related to the Operating Partnership's acquisition and development activity. Interest expense for the years ended December 31, 1997 and 1996 included $2.3 million and $1.9 million, respectively, of non-cash deferred financing costs and amortization of the costs related to the Operating Partnership's interest protection agreements.

     General and administrative expenses decreased from 4.4% of rental revenue in 1996 to 3.8% in 1997. The decrease is attributable to the realization of synergies from the Operating Partnership's growth in 1997. Duplication of personnel costs in the third quarter of 1996 related to the acquisition of Crocker also contributed to the higher general and administrative expenses in the prior year.

     Net income before extraordinary item equaled $91.6 million and $46.7 million, respectively, for the years ended December 31, 1997 and 1996. The extraordinary items consisted of prepayment penalties incurred and deferred loan cost expensed in connection with the extinguishment of secured debt assumed in various acquisitions completed in 1997 and 1996. The Operating Partnership also recorded $13.1 million in preferred unit dividends for the year ended December 31, 1997.


Liquidity and Capital Resources


Statement of Cash Flows

     The Operating Partnership generated $127.3 million in cash flows from operating activities and $394.1 million in cash flows from financing activities for the year ended December 31, 1997. These combined cash flows of $521.4 million were used to fund investing activities for the year ended December 31, 1997. Such investing activities consisted primarily of development and merger and acquisition activity for the year ended December 31, 1997.


Capitalization

     Mortgage and notes payable at December 31, 1997 totaled $978.6 million and were comprised of $332.4 million of secured indebtedness with a weighted average interest rate of 8.2% and $646.2 million of unsecured indebtedness with a weighted average interest rate of 7.0%. All of the mortgage and notes payable outstanding at December 31, 1997 were either fixed rate obligations or variable rate obligations covered by interest rate protection agreements (as described below). The weighted average life of the indebtedness was approximately 5.3 years at December 31, 1997.

     The Company and the Operating Partnership completed the following financing activities during the year ended December 31, 1997 and the first quarter of 1998:

   o Series A Preferred Offering. On February 12, 1997, the Company sold 125,000 Series A Preferred Shares for net proceeds of approximately $121.7 million. Dividends on the Series A Preferred Shares are cumulative from the date of original issuance and are payable quarterly on or about the last day of February, May, August and November of each year, commencing on May 31, 1997, at the rate of 8 5/8% of the $1,000 liquidation preference per annum (equivalent to $86.25 per annum per share). The Series A Preferred Shares are not redeemable prior to February 12, 2027.

    The net proceeds of the Series A Preferred Offering were contributed to the Operating Partnership in exchange for Series A Preferred Units, which have the same economic terms as the Series A Preferred Shares.

   o X-POS(SM) Offering. On June 24, 1997, a trust formed by the Operating Partnership sold $100 million of X-POS(SM), which represent fractional undivided beneficial interests in the trust. The assets of the trust consist of, among other things, $100 million of Put Option Notes issued by the Operating Partnership. The X-POS(SM) bear an interest rate of 7.19%, representing an effective borrowing cost of 7.09%, net of a related put option and certain interest rate protection agreement costs. Under certain circumstances, the Put Option Notes could also become subject to early maturity on June 15, 2004.

   o August 1997 Offering. On August 28, 1997, the Company entered into two transactions with affiliates of Union Bank of Switzerland. In one transaction, the Company sold 1,800,000 shares of Common Stock to UBS Limited for net proceeds of approximately $57 million. In the other transaction, the Company entered into a forward share purchase agreement (the "Forward Contract") with Union Bank of Switzerland, London Branch ("UBS/LB"). The Forward Contract generally provides that if the price of a share of Common Stock is above $32.14 (the "Forward Price") on August 28, 1998, UBS/LB will return the difference (in shares of Common Stock) to the Company. Similarly, if the price of a share of Common Stock on August 28, 1998 is less than the Forward Price, the Company will pay the difference to UBS/LB in cash or shares of Common Stock, at the Company's option. The net proceeds of the August 1997 Offering were contributed to the Operating Partnership in exchange for Common Units.

   o Series B Preferred Offering. On September 25, 1997, the Company sold 6,900,000 Series B Preferred Shares for net proceeds of approximately $166.9 million. Dividends on the Series B Preferred Shares are cumulative from the date of original issuance and are payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing on December 15, 1997, at the rate of 8% of the $25 liquidation preference per annum (equivalent to $2.00 per annum per share). The Series B Preferred Shares are not redeemable prior to September 25, 2002. The net proceeds of the Series B Preferred Offering were contributed to the Operating Partnership in exchange for Series B Preferred Units, which have the same economic terms as the Series B Preferred Shares.

   o October 1997 Offering. On October 1, 1997, the Company sold 7,500,000 shares of Common Stock in an underwritten public offering for net proceeds of approximately $249 million. The underwriters exercised a portion of their over-allotment option for 1,000,000 shares of Common Stock on October 6, 1997, raising additional net proceeds of $33.2 million. The net proceeds of the October 1997 Offering were contributed to the Operating Partnership in exchange for Common Units.

   o January 1998 Offering. On January 27, 1998, the Company sold 2,000,000 shares of Common Stock in an underwritten public offering for net proceeds of approximately $68.2 million. The net proceeds of the January 1998 Offering were contributed to the Operating Partnership in exchange for Common Units.

   o February 1998 Debt Offering. On February 2, 1998, the Operating Partnership sold $125 million of MOPPRSSM due February 1, 2013 and $100 million of 7 1/8% notes due February 1, 2008.

   o February 1998 Common Stock Offerings. On February 12, 1998, the Company sold an aggregate of 1,553,604 shares of Common Stock in two underwritten public offerings for net proceeds of approximately $51.2 million. The net proceeds of the February 1998 Common Stock Offerings were contributed to the Operating Partnership in exchange for Common Units.

   o March 1998 Offering. On March 30, 1998, the Company sold 428,572 shares of Common Stock in an underwritten public offering for net proceeds of approximately $14.2 million. The net proceeds of the March 1998 Offering were contributed to the Operating Partnership in exchange for Common Units.

   o Issuance of Common Units and Restricted Common Stock. In connection with acquisitions consummated in 1997 and the first quarter of 1998, the Operating Partnership issued 7,047,918 Common Units and the Company issued 117,617 shares of restricted Common Stock for an aggregate value of approximately $224.7 million (based on the agreed-upon valuation of a share of Common Stock at the time of the acquisition).

     To protect the Operating Partnership from increases in interest expense due to changes in variable rates, the Operating Partnership: (i) purchased an interest rate collar limiting its exposure to an increase in interest rates to 7.25% with respect to $80 million of its $430 million Revolving Loans excluding the effect of changes in the Operating Partnership's credit risk, and (ii) entered into interest rate swaps that limit its exposure to an increase in interest rates to 6.95% in connection with the $22 million of variable rate mortgages. The interest rate on all such variable rate debt is adjusted at monthly intervals, subject to the Operating Partnership's interest rate protection program. Net payments made to counterparties under the above interest rate protection agreements were $47,000 in 1997 and were recorded as an increase to interest expense. Payments received from the counterparties under the interest rate protection agreements totalled $167,000 for 1996. The Operating Partnership is exposed to certain losses in the event of non-performance by the counterparties under the cap and swap arrangements. The counterparties are major financial institutions and are expected to perform fully under the agreements. However, if they were to default on their obligations under the arrangements, the Operating Partnership could be required to pay the full rates under the Revolving Loans and the variable rate mortgages, even if such rates were in excess of the rate in the cap and swap agreements. In addition, the Operating Partnership may incur other variable rate indebtedness in the future. Increases in interest rates on its indebtedness could increase the Operating Partnership's interest expense and could adversely affect the Operating Partnership's cash flow and its ability to pay expected distributions to stockholders.

     In anticipation of a 1998 debt offering, on September 17, 1997, the Operating Partnership entered into a treasury lock agreement with a notional amount of $114 million. The agreement has a termination date of April 16, 1998, and effectively locks the 10-year treasury rate at 6.3%. The Operating Partnership intends to use a portion of the proceeds of this Offering to settle such agreement. See "Use of Proceeds."

     Also, in anticipation of additional debt offerings in 1998, the Operating Partnership has entered into two treasury lock agreements with notional amounts of $50 million and $100 million, respectively. The $50 million agreement has a termination date of July 1, 1998 and effectively locks the 10-year treasury rate at 5.51%. The $100 million agreement has a termin-ation date of October 1,
   1998 and effectively locks the 10-year treasury rate at 5.55%.

     Historically, rental revenue has been the principal source of funds to pay operating expenses, debt service and capital expenditures, excluding non-recurring capital expenditures. In addition, construction management, maintenance, leasing and management fees have provided sources of cash flow. Management believes that the Operating Partnership will have access to the capital resources necessary to expand and develop its business. To the extent that the Operating Partnership's cash flow from operating activities is insufficient to finance its acquisition costs and other capital expenditures, including development costs, the Operating Partnership expects to finance such activities through the Revolving Loans and other debt and equity financing.

     The Operating Partnership presently has no plans for major capital improvements to the existing properties, other than an $8 million renovation of the common areas of a 639,000-square foot property acquired in the merger with ACP. A reserve has been established to cover the cost of the renovations. The Operating Partnership expects to meet its short-term liquidity requirements generally through its working capital and net cash provided by operating activities along with the previously discussed Revolving Loans. The Operating Partnership expects to meet certain of its financing requirements through long-term secured and unsecured borrowings and the issuance of debt securities or additional equity securities of the Operating Partnership. In addition, the Operating Partnership anticipates utilizing the Revolving Loans primarily to fund construction and development activities. The Operating Partnership does not intend to reserve funds to retire existing mortgage indebtedness or indebtedness under the Revolving Loans upon maturity. Instead, the Operating Partnership will seek to refinance such debt at maturity or retire such debt through the issuance of additional equity or debt securities. The Operating Partnership anticipates that its available cash and cash equivalents and cash flows from operating activities, together with cash available from borrowings and other sources, will be adequate to meet the capital and liquidity needs of the Operating Partnership in both the short and long-term. However, if these sources of funds are insufficient or unavailable, the Operating Partnership's ability to make the expected distributions discussed below may be adversely affected.


FASB Statement No. 128

     In 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings Per Share," which is effective for financial statements for periods ended after December 15, 1997. FASB Statement No. 128 requires the restatement of prior period earnings per Common Unit and requires the disclosure of additional supplemental information detailing the calculation of earnings per Common Unit.

     FASB Statement No. 128 replaced the calculation of primary and fully diluted earnings per Common Unit with basic and diluted earnings per Common Unit. Unlike primary earnings per Common Unit, basic earnings per Common Unit excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per Common Unit is very similar to the previously reported fully diluted earnings per Common Unit. It is computed using the weighted average number of Common Units and the dilutive effect of options, warrants and convertible securities outstanding, using the "treasury stock" method. Earnings per Common Unit data is required for all periods for which an income statement or summary of earnings is presented, including summaries outside the basic financial statements. In the financial statements and notes thereto in the Operating Partnership's Annual Report on Form 10-K for the year ended December 31, 1997 incorporated herein by reference, all earnings per Common Unit amounts for all periods have been presented and, where appropriate, restated, to conform to the FASB Statement 128 requirements.


Funds From Operations and Cash Available for Distributions

     The Operating Partnership considers FFO to be a useful financial performance measure because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate its ability to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent net income or cash flows from operating, investing or financing activities as defined by GAAP. It should not be considered as an alternative to net income as an indicator of the Operating Partnership's operating performance or to cash flows as a measure of liquidity. FFO does not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to partners. Further, FFO as disclosed by other REITs may not be comparable to the Operating Partnership's calculation of FFO, as described below, FFO and cash available for distributions should not be considered as alternatives to net income as an indication of the Operating Partnership's performance or to cash flows as a measure of liquidity.

     FFO means net income (computed in accordance with generally accepted accounting principles) excluding gains (or losses) from debt restructuring and sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. In March 1995, the National Association of Real Estate Investment Trusts ("NAREIT") issued a clarification of the definition of FFO. The clarification provides that amortization of deferred financing costs and depreciation of non-real estate assets are no longer to be added back to net income in arriving at FFO. Cash available for distribution is defined as funds from operations reduced by non-revenue enhancing capital expenditures for building improvements and tenant improvements and lease commissions related to second generation space.

     FFO and cash available for distribution for the years ended December 31, 1997 and 1996 are summarized in the following table (in thousands):


                                                                        Year Ended
                                                                       December 31,
                                                                  -----------------------
                                                                      1997        1996
                                                                  ------------ ----------
    FFO:
    Income before extraordinary item ............................  $  91,552    $ 46,674
    Add (deduct):
     Dividends to preferred unitholders..........................    (13,117)         --
     Depreciation and amortization ..............................     47,260      21,105
     Third-party service company cash flow ......................         --         400
                                                                   ---------    --------
       FFO before minority interest .............................    125,695      68,179
    Cash Available for Distribution:
    Add (deduct):
     Rental income from straight-line rents .....................     (7,035)     (2,603)
     Amortization of deferred financing costs ...................      2,256       1,911
     Non-incremental revenue generating capital expenditures:
       Building improvements paid ...............................     (4,401)     (3,554)
       Second generation tenant improvements paid ...............     (9,889)     (3,471)
       Second generation lease commissions paid .................     (5,535)     (1,426)
                                                                   ---------    --------
        Cash available for distribution .........................  $ 101,091    $ 59,036
                                                                   =========    ========
    Weighted average Common Units outstanding -- Basic ..........     46,422      29,852
                                                                   =========    ========
    Weighted average Common Units outstanding -- Diluted ........     46,813      30,074
                                                                   =========    ========
    Dividend payout ratio:
     FFO ........................................................       73.1%       81.4%
                                                                   =========    ========
     Cash available from distribution ...........................       90.9%       94.1%
                                                                   =========    ========

                              DESCRIPTION OF NOTES

General

     The % Notes due April 15, 2018 (the "Notes") constitute a series of Debt Securities (which are more fully described in the accompanying Prospectus) to be issued under the Indenture, dated as of December 1, 1996, as amended or supplemented from time to time (the "Indenture"), among the Operating Partnership, the Company and First Union National Bank, as trustee (the "Trustee"), which is more fully described in the accompanying Prospectus. The Indenture does not limit the aggregate principal amount of Debt Securities that may be issued thereunder. The following description of the terms of the Notes supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus. The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are qualified in their entirety by reference to the actual provisions of the Notes and the Indenture, including the definitions therein of certain terms. The Notes will be limited to $150,000,000 in aggregate principal amount.

     The Notes will be direct, unsecured and unsubordinated obligations of the Operating Partnership and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Operating Partnership from time to time outstanding. However, the Notes will be effectively subordinated to mortgages and other secured indebtedness of the Operating Partnership. As of December 31, 1997, the Operating Partnership had outstanding $646.2 million of unsecured, unsubordinated indebtedness and $332.4 million of secured indebtedness. On a pro forma basis, after giving effect to the completion of the January 1998 Offering, the February 1998 Common Stock Offerings, the February 1998 Debt Offering, the March 1998 Offering, the Concurrent Offering and this Offering, as of December 31, 1997, the Operating Partnership would have had outstanding $706.7 million of unsecured, unsubordinated indebtedness, $356.4 million of secured indebtedness and $1.9 billion of unencumbered assets. Subject to certain limitations set forth in the Notes and the Indenture described in the Prospectus under the caption "Description of Debt Securities -- Certain Covenants," the Indenture will permit the Operating Partnership to incur additional secured and unsecured indebtedness.

     The Notes will be issued only in fully registered, book-entry form, in denominations of $1,000 and integral multiples thereof, except under the limited circumstances described below under " -- Book-Entry System."

     The Trustee is one of the lenders under the Revolving Loans.


Payment of Principal and Interest on the Notes

     Interest on the Notes will accrue at the rate set forth on the cover page of this Prospectus Supplement from April , 1998, or the most recent Interest Payment Date (as defined below) to which interest has been paid or provided for, and will be payable in U.S. Dollars semi-annually in arrears on April 15 and October 15 of each year (each, an "Interest Payment Date"), commencing October 15, 1998. The interest so payable will be paid to the person (the "Holder") in whose name the Note is registered at the close of business on the date (whether or not a Business Day, as defined below) 15 calendar days preceding the applicable Interest Payment Date (each, a "Regular Record Date"). The principal of the Notes will be paid against presentation and surrender thereof on the Maturity Date at the Corporate Trust Office of the Trustee, in U.S. Dollars. Interest on the Notes will be computed on the basis of a 360-day year consisting of twelve 30-day months.


Maturity

     The Notes will mature on April 15, 2018 (the "Maturity Date"). The Notes may be redeemed at the option of the Operating Partnership at any time. See " -- Optional Redemption." The Notes will not be entitled to the benefit of any sinking fund.


Optional Redemption

     The Notes will be redeemable, in whole or from time to time in part, at the option of the Operating Partnership on any date (a "Redemption Date"), at a redemption price (the "Redemption Price") equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to such Redemption Date) discounted to such Redemption Date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus basis points, plus, in either case, accrued and unpaid interest on the principal amount being redeemed to such Redemption Date; provided that installments of interest on Notes which are due and payable on an Interest Payment Date falling on or prior to the relevant Redemption Date shall be payable to the holders of such Notes, or one or more predecessor Notes, registered as such at the close of business on the relevant Regular Record Date according to their terms and the provisions of the Indenture.

     "Treasury Rate" means, with respect to any Redemption Date for the Notes,
(i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated "H.15(519)" or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption "Treasury Constant Maturities," for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Maturity Date, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The Treasury Rate shall be calculated on the third Business Day preceding the Redemption Date.

     "Comparable Treasury Issue" means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

     "Independent Investment Banker" means Morgan Stanley & Co. Incorporated or, if such firm is unwilling or unable to select the Comparable Treasury Issue, an independent investment banking institution of national standing appointed by the Trustee after consultation with the Operating Partnership.

     "Comparable Treasury Price" means with respect to any Redemption Date for the Notes (i) the average of four Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

     "Reference Treasury Dealer" means each of Morgan Stanley & Co. Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc. and NationsBanc Montgomery Securities LLC and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Operating Partnership will substitute therefor another Primary Treasury Dealer.

     "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such Redemption Date.

     If notice has been given as provided in the Indenture and funds for the redemption of any Notes (or any portion thereof) called for redemption shall have been made available on the redemption date referred to in such notice, such Notes (or any portion thereof) will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of such Notes will be to receive payment of the Redemption Price.

     Notice of any optional redemption of any Notes (or any portion thereof) will be given to Holders at their addresses, as shown in the security register for such Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by such Holder to be redeemed.

     The Operating Partnership will notify the Trustee at least 60 days prior to giving notice of redemption (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of such Notes to be redeemed and their redemption date. If less than all of the Notes are to be redeemed at the option of the Operating Partnership, the Trustee shall select, in such manner as it shall deem fair and appropriate, such Notes to be redeemed in whole or in part.


Discharge, Defeasance and Covenant Defeasance

     The provisions of Article Four of the Indenture relating to defeasance and covenant defeasance, which are described under "Description of Debt Securities -- Discharge, Defeasance and Covenant Defeasance" in the accompanying Prospectus, will apply to the Notes. Each of the covenants described under "Description of Debt Securities -- Certain Covenants" in the accompanying Prospectus will be subject to covenant defeasance.

No Personal Liability

     No past, present or future director or partner of the Operating Partnership or any successor thereof shall have any liability for any obligation or agreement of the Operating Partnership contained under the Notes, the Indenture or other debt obligations. Each Holder of Notes by accepting such Notes waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.


Book-Entry System

     Upon issuance, the Notes will be represented by a single global note (the "Global Security"). The Global Security will be deposited with, or on behalf of, The Depository Trust Company (the "Depositary"). Upon the issuance of the Global Security, the Depositary or its nominee will credit the accounts of persons held with it with the respective principal or face amounts of the Notes represented by the Global Security. Ownership of beneficial interests in the Global Security will be limited to persons that have accounts with the Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests by participants in the Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary. Ownership of beneficial interests in the Global Security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to acquire or transfer beneficial interests in the Global Security.

     Payment of principal of and interest on the Notes will be made to the Depositary or its nominee, as the case may be, as the sole registered owner and holder of the Global Security for all purposes under the Indenture. Neither the Operating Partnership, the Trustee nor any agent of the Operating Partnership or the Trustee will have any responsibility or liability for any aspect of the Depositary's records relating to or payments made on account of beneficial ownership interests in the Global Security or for maintaining, supervising or reviewing any of the Depositary's records relating to such beneficial ownership interests.

     The Operating Partnership has been advised by the Depositary that upon receipt of any payment of principal of or interest on the Global Security, the Depositary will immediately credit, on its book-entry registration and transfer system, the accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal or face amount of the Global Security as shown on the records of the Depositary. Payments by participants to owners of beneficial interests in the Global Security held through such participants will be governed by standing instructions and customary practices as is now the case with securities held for customer accounts registered in "street name" and will be the sole responsibility of such participants.

     The Global Security may not be transferred except as a whole by the Depositary to a nominee of the Depositary. The Global Security is exchangeable for certificated Notes only if (x) the Depositary notifies the Operating Partnership that it is unwilling or unable to continue as depositary for the Global Security or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act and the Operating Partnership fails within 90 days thereafter to appoint a successor, (y) the Operating Partnership in its sole discretion determines that the Global Security shall be exchangeable or
(z) there shall have occurred and be continuing an Event of Default or an event which with the giving of notice or lapse of time, or both, would constitute an Event of Default with respect to the Notes. In such event, the Operating Partnership will issue Notes in certificated form in exchange for the Global Security. In any such instance, an owner of a beneficial interest in the Global Security will be entitled to physical delivery in certificated form of Notes equal in principal amount to such beneficial interest and to have such Notes registered in its name. Notes issued in certificated form will be issued in denominations of $1,000 or any larger amount that is an integral multiple thereof, and will be issued in registered form only, without coupons. Subject to the foregoing, the Global Security is not exchangeable, except for a Global Security for the same series of Notes of like denomination to be registered in the name of the Depositary or its nominee.

     So long as the Depositary, or its nominee, is the registered owner of the Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Security for the purposes or receiving payment on such securities, receiving notices and for all other purposes under the Indenture and such securities. Beneficial interests in the Notes will be evidenced only by, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. Except as provided herein, owners of beneficial interests in the Global Security will not be entitled to and will not be considered the Holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in the Global Security must rely on the procedures of the Depositary, and, if such person is not a participant, on the procedures of the participant through which such persons owns its interest, to exercise any rights of a Holder under the Indenture. The Depositary will not consent or vote with respect to the Global Security. Under its usual procedure, the Depositary mails an Omnibus Proxy to the Operating Partnership as soon as possible after the applicable record date. The Omnibus Proxy assigns Cede & Co.'s (the Depositary's partnership nominee) consenting or voting rights to those participants to whose accounts the Notes are credited on the applicable record date (identified in a listing attached to the Omnibus Proxy).

     The Depositary has advised the Operating Partnership that the Depositary is a limited-purpose trust company organized under New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the Exchange Act. The Depositary was created to hold the securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations some of whom (and/or their representatives) own the Depositary. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to the Depositary and its participants are on file with the Securities and Exchange Commission.


                       FEDERAL INCOME TAX CONSIDERATIONS

     A summary of the federal income tax considerations relating to the Company's REIT status and to the Operating Partnership is set forth in the accompanying Prospectus. The following summary supplements the discussion of the federal income tax considerations set forth in the accompanying Prospectus. It is based on current law, is for general purposes only, and is not tax advice.

     EACH INVESTOR OF THE NOTES IS ADVISED TO CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE NOTES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE OF THE NOTES AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.


Termination Payments if J.C. Nichols Transaction Fails to Occur

     All of the termination fee (other than that portion of the fee allocated to reimbursement of expenses associated with the transaction) received by the Company pursuant to the Merger Agreement would be non-qualifying income under the 95% and 75% gross income tests and could adversely effect the Company's ability to satisfy the REIT qualification tests in the event that the total amount of non-qualifying income received by the Company exceeds the permissible thresholds. See "Federal Income Tax Considerations -- Requirements for Qualification -- Income Tests" in the accompanying Prospectus. Management believes that based on the Company's estimated gross income for the year ended December 31, 1998, the receipt of the termination fee would not result in a violation of either the 95% or the 75% gross income test.


Proposed Legislation

     Under current law, the Company cannot own more than 10% of the outstanding voting securities (other than those securities includible in the 75% asset test) of any one issuer and qualify for taxation as a REIT. See "Federal Income Tax Considerations -- Requirements for Qualification -- Asset Tests." For example, the Operating Partnership owns 100% of the nonvoting stock and 1% of the voting stock of Highwoods Services, Inc. ("Highwoods Services") and by virtue of its ownership of Common Units, the Company is considered to own its pro rata share of such stock. Neither the Company nor the Operating Partnership, however, own more than 1% of the voting securities of Highwoods Services and the 10% test is satisfied.

     The Company conducts certain of its third-party fee-based services (i.e., leasing, property management, real estate development, construction and other miscellaneous services) through Highwoods Services. The President's Budget Proposal for Fiscal Year 1999 (the "Budget Proposal") includes a provision to restrict these types of activities conducted by REITs under current law by expanding the ownership limitation from 10% of the voting securities of an issuer to 10% of the vote or value of all classes of the issuer's stock. The Company, therefore, could not own stock (either directly or indirectly through the Operating Partnership) possessing more than 10% of the vote or value of all classes of any issuer's stock.

     The Budget Proposal would be effective only with respect to stock directly or indirectly acquired by the Company on or after the date of first committee action. To the extent that the Company's stock ownership in Highwoods Services is grandfathered by virtue of this effective date, that grandfathered status will terminate if Highwoods Services engages in a trade or business that it is not engaged in on the date of first committee action or acquires substantial new assets on or after that date. Such restriction would adversely affect the ability to expand the business of Highwoods Services.


                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement and related terms agreement (together, the "Underwriting Agreement"), the Operating Partnership has agreed to sell to each of the Underwriters named below (the "Underwriters"), and each of the Underwriters has severally agreed to purchase, the respective principal amount of the Notes set forth opposite its name below.

                                                                Principal
                                                                  Amount
Underwriter                                                      of Notes
------------------------------------------------------------ ---------------
Morgan Stanley & Co. Incorporated ..........................  $
Merrill Lynch, Pierce, Fenner & Smith Incorporated .........
J.P. Morgan Securities Inc. ................................
NationsBanc Montgomery Securities LLC ......................
  Total ......................................    ..........  $150,000,000
                                                              ============

     In the Underwriting Agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Notes offered hereby if any are purchased.

     The Underwriters have advised the Operating Partnership that they propose initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement, and to certain dealers at such price less a concession not in excess of % of the principal amount per Note. The Underwriters may allow, and such dealers may reallow, a discount not in excess of % of the principal amount per Note to certain other dealers. After the initial public offering of the Notes, the public offering price and other selling terms may be changed, from time to time, by the Underwriters.

     In order to facilitate the offering of the Notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot in connection with the offering, creating a short position in the Notes for their own account. In addition, to cover overallotments or to stabilize the price of the Notes, the Underwriters may bid for, and purchase, the Notes in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Notes in the Offering, if the syndicate repurchases previously distributed Notes in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

     The Notes are a new issue of securities with no established trading market. The Operating Partnership has been advised by the Underwriters that they intend to make a market in the Notes but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     The Operating Partnership and the Company have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to make contribution to certain payments in respect thereof.


     In the ordinary course of their respective businesses, the Underwriters provide investment banking, advisory and other financial services to the Operating Partnership and its affiliates for which they receive customary fees. NationsBank, N.A., an affiliate of NationsBanc Montgomery Securities LLC, is a lender and agent under the Revolving Loans, for which it has received customary fees. In addition, the Operating Partnership intends to use more than 10% of the net proceeds from the sale of the Notes to repay indebtedness owed by it to NationsBank, N.A. Accordingly, the Offering is being made in compliance with the requirements of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. NationsBanc Montgomery Securities LLC is participating in the Offering on the same terms as the other Underwriters and will not receive any benefit in connection with the Offering other than customary managing, underwriting and selling fees.


                                 LEGAL MATTERS

     The legality of the Notes will be passed upon for the Operating Partnership by Alston & Bird LLP, Raleigh, North Carolina, and for the Underwriters by Andrews & Kurth L.L.P., Washington, D.C., who will rely on the opinion of Alston & Bird LLP as to matters of North Carolina law.

                               HIGHWOODS/FORSYTH (icon)
                              LIMITED PARTNERSHIP